Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors Chiquita Brands International, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-4 of Chiquita Brands International, Inc. (Chiquita) to be filed on or about September 7, 2005 of our report dated February 18, 2005, with respect to the combined balance sheets of the Fresh-cut Division of Performance Food Group Company (PFG) as of January 1, 2005 and January 3, 2004, and the related combined statements of earnings, PFG’s net investment, and cash flows for each of the years in the three-year period ended January 1, 2005, which report appears in the Form 8-K/A of Chiquita filed on July 15, 2005, and to the reference to our firm under the heading “Experts” in the related prospectus.

/s/ KPMG LLP

Mountain View, California

September 6, 2005